SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A/A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own The Notification of Registration of Capital Group Core Plus Income ETF under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

CAPITAL GROUP FIXED Income ETF TRUST (the “Registrant”)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

6455 Irvine Center Drive

Irvine, California 92618

Telephone Number (including area code):

213/486-9200

Name and Address of Agent for Service of Process:

Clara Kang, Esq.

Fund Business Management Group

Capital Research and Management Company

333 South Hope Street

Los Angeles, CA 90071

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the

Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:

YES: X* NO:

*In connection with a name change of the Registrant from ‘Capital Group Core Plus Income ETF’ to ‘Capital Group Fixed Income ETF Trust’, the Registrant filed with the U.S. Securities and Exchange Commission an amendment to the Registration Statement of Capital Group Core Plus Income ETF, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on October 5, 2022, amending and adopting such Registration Statement as the Registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment is effective October 5, 2022.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, State of California, on the 5th day of October, 2022.

Signature:

CAPITAL GROUP FIXED Income ETF TRUST (Name of Registrant)

By:	/s/ Jennifer L. Butler
Jennifer L. Butler,
Secretary

Attest:	/s/ Erik A. Vayntrub
Erik A. Vayntrub,
Senior Vice President